UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Registrant’s Name)

6 Woodlands Walk,

Singapore 738398

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Notice of Delisting Determination

On September 22, 2026, Premium Catering (Holdings) Limited (the “Company”) received a Staff Delisting Determination from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that Nasdaq has determined to delist the Company’s Class A ordinary shares pursuant to Nasdaq’s discretionary authority under Nasdaq Listing Rule IM-5101-4.

On September 28, 2026, the Company issued a press release announcing its receipt of the Staff Delisting Determination and its intention to appeal the determination by requesting an oral hearing before the Nasdaq Hearings Panel pursuant to Nasdaq Listing Rule 5815. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit 99.1	—	Press Release dated September 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2026	Premium Catering (Holdings) Limited

	By:	/s/ Ben Ka Hei Wong
	Name:	Ben Ka Hei Wong
	Title:	Chief Financial Officer